UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 033-80178-02

Tembec Inc.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050, Montréal, Québec, Canada, H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Management's Discussion and Analysis

99.2	Interim Consolidated Financial Statements

99.3	Form 52-109F2 - Certification of Interim Filings - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - CFO

99.5	Supplemental Information

99.6	Press Release dated January 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tembec Inc.
(Registrant)

Date: February 8, 2013	By:	/s/ Patrick LeBel

Patrick LeBel
	Title:	Vice President, General Counsel and Corporate Secretary